Exhibit 99.1

FOR IMMEDIATE RELEASE

CRAFT BREW ALLIANCE ANNOUNCES FIRST QUARTER 2015 RESULTS AND RECONFIRMS 2015 GUIDANCE

Q1 results in line with management’s expectations; 8% volume growth in home markets and expansion in beer gross margins reflect strong underlying fundamentals

Portland, Ore. (May 6, 2015) – Craft Brew Alliance, Inc. (“CBA”) (Nasdaq: BREW), a leading craft brewing company, today reported its financial results for the first quarter ended March 31, 2015. The results for the first quarter are in line with management’s expectations, and the Company reconfirms previously reported 2015 guidance.

First quarter 2015 financial highlights include:

•
Depletion volume grew 1% over the first quarter of 2014, primarily due to the continued momentum for our core flagship brands, including Kona Longboard Lager, Widmer Brothers Hefeweizen, and Omission, our innovative craft beer brewed with traditional beer ingredients and specially crafted to remove gluten.

o
In our home markets of Hawaii, Oregon, and Washington, depletion volume grew 8% over the first quarter of 2014, which we attribute to the continued strategic focus on strengthening our core brands in their home states.

•
Net sales and total beer shipments decreased 5% and 8%, respectively, compared to the first quarter of 2014. The decreases reflect the higher-than-average sales and beer shipments reported in the first quarter of 2014 as we adjusted for out-of-stocks that challenged us in 2013.

o	As wholesaler depletions increased and shipments decreased in the first quarter, we lowered our wholesaler inventories, reflecting continued efforts to optimize wholesaler inventory levels.

•
Our beer gross margin rate increased 50 basis points to 29.7% in the first quarter, compared to 29.2% in the first quarter last year, due to increased pricing and lower distribution costs on a per barrel basis. The increase was partially offset by planned lower capacity utilization in our owned breweries as we fully integrated our Memphis operations. Our restaurant gross margin rate decreased by 350 basis points to 9.7%, compared to 13.2%, due to closures resulting from inclement weather during the first quarter and the closure of our Koko pub for a full remodel. As a result, our combined first quarter gross margin rate decreased 20 basis points to 26.8%, compared to 27.0% for the first quarter last year.

•
To address the wide variances in quarterly results and provide a more representative view into our financial performance, we are sharing trailing 12-month comparisons for the periods ended March 31, 2015 and March 31, 2014.

o	For those periods, our beer shipments increased 4%, depletions increased 5%, and net sales increased 6%.

o
Our beer gross margin expanded by 110 basis points to 31.9% and restaurant gross margin declined by 90 basis points to 12.6% for the same 12-month periods, for a combined gross margin expansion of 80 basis points to 29.3%, compared to 28.5%.

CBA Announces First Quarter 2015 Results

•
Owned capacity utilization decreased to 58% in the first quarter of 2015 compared to 68% in the first quarter of 2014, which reflects the addition of our brewing operations in Memphis, as well as continued efforts to balance and normalize inventories.

•	As a percentage of net sales, our selling, general and administrative expense (“SG&A”) increased to 31% in the first quarter of 2015 from 28% in the first quarter of 2014, primarily due to the decrease in our net sales.

•	Diluted loss per share for the first quarter of 2015 was $0.06, compared to $0.01 for the same period last year.

“Our first quarter net sales and shipments are in line with our internal plan and put us on track to deliver our full year guidance of 6% to 8% growth in shipment volume. While the first quarter was challenging, we made steady progress in key strategic areas, including 8% depletion growth in our brands’ home markets and 50 basis point improvement in our beer gross margins, reflecting strong underlying fundamentals,” said Andy Thomas, Chief Executive Officer, CBA. “We continue to believe that this momentum, coupled with the strategic investments in our home markets, will enable us to realize our vision for meaningful and sustained growth over the long term.”

Components of anticipated 2015 financial results and developments:

We are confirming previously issued guidance regarding our anticipated full year 2015 results, as follows:

•	Owned beer shipment growth between 6% and 8%. [Note: We are adjusting our guidance in response to analyst feedback and to align with industry practices. We will not provide annual depletion guidance in our financial press releases, but we will share actuals on analyst calls and in 10-K and 10-Q filings.]
•	Average price increase of 1% to 2%.
•	A range in contract brewing revenue, between growth of 10% to a decline of 10%, as we continue to manage the most efficient use of our owned capacity.
•	Gross margin rate of 30.5% to 31.5%. We continue to expect gross margin expansion to 35% in 2017, through ongoing efforts to optimize our brewing locations and improve our capacity utilization and efficiency.
•	SG&A expense ranging from $58 million to $62 million, primarily reflecting reinvestment into our sales and marketing infrastructure, as well as expanded consumer and trade programming.
•	Capital expenditures of approximately $17 million to $21 million, which will support the recently announced expansion project start-up costs, as well as continued investments in quality, safety, sustainability, capacity and efficiency.

Forward-Looking Statements

Statements made in this press release that state the Company’s or management’s intentions, hopes, beliefs, expectations or predictions of the future, including shipments and sales growth, price increases, level of contract brewing revenue and gross margin rate improvement, the level or effect of SG&A expense and business development, the amount of capital spending, and the benefits or improvements to be realized from strategic initiatives and capital projects, are forward-looking statements. It is important to note that the Company’s actual results could differ materially from those projected in such forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company’s SEC filings, including, but not limited to, the Company’s report on Form 10-K for the year ended December 31, 2014. Copies of these documents may be found on the Company’s website, www.craftbrew.com, or obtained by contacting the Company or the SEC.

CBA Announces First Quarter 2015 Results

About Craft Brew Alliance

CBA is a leading craft brewing company, which brews, brands and markets some of the world’s most respected and best-loved American craft beers.

The company is home to three of the earliest pioneers in craft beer: Redhook Ale Brewery, Washington’s largest craft brewery founded in 1981; Widmer Brothers Brewing, Oregon’s largest craft brewery founded in 1984; and Kona Brewing Company, Hawaii’s oldest and largest craft brewery founded in 1994. As part of Craft Brew Alliance, these craft brewing legends have expanded their reach across the U.S. and more than 15 international markets.

In addition to growing and nurturing distinctive brands rooted in local heritage, Craft Brew Alliance is committed to developing innovative new category leaders, such as Omission Beer, which is the #1 beer in the gluten free beer segment, and Square Mile Cider, a tribute to the early American settlers who purchased the first plots of land in the Pacific Northwest.

Publicly traded on NASDAQ under the ticker symbol BREW, Craft Brew Alliance is headquartered in Portland, OR and operates five breweries and five pub restaurants across the U.S. For more information about CBA and its brands, please visit www.craftbrew.com.

Media Contact:	Investor Contact:
Jenny McLean	Edwin Smith
Craft Brew Alliance, Inc.	Craft Brew Alliance, Inc.
(503) 331-7248	(503) 972-7884
jenny.mclean@craftbrew.com	ed.smith@craftbrew.com

Craft Brew Alliance, Inc.
Condensed Consolidated Statements of Operations
(In thousands, except per share amounts and shipments)
(Unaudited)

	Three Months Ended March 31,
	2015	2014

Sales	$44,619	$47,017
Less excise taxes	2,910	3,191
Net sales	41,709	43,826
Cost of sales	30,547	31,986
Gross profit	11,162	11,840
As percentage of net sales	26.8%	27.0%
Selling, general and administrative expenses	12,953	12,062
Operating loss	(1,791)	(222)
Interest expense	(121)	(101)
Other income (expense), net	6	(6)
Loss before income taxes	(1,906)	(329)
Income tax benefit	(743)	(128)
Net loss	$(1,163)	$(201)
Loss per share:
Basic and diluted net loss per share	$(0.06)	$(0.01)
Weighted average shares outstanding:
Basic and diluted	19,115	18,976

Total shipments (in barrels):
Core Brands	158,500	172,200
Contract Brewing	9,200	10,600
Total shipments	167,700	182,800

Change in depletions (1)	1%	8%

(1)	Change in depletions reflects the period-over-period change in barrel volume sales of beer by wholesalers to retailers.

Craft Brew Alliance, Inc.
Condensed Consolidated Balance Sheets
(In thousands)
(Unaudited)

	March 31,
	2015	2014

Current assets:
Cash and cash equivalents	$1,056	$2,894
Accounts receivable, net	14,190	11,035
Inventories, net	23,833	18,490
Deferred income tax asset, net	2,443	1,553
Other current assets	4,404	4,047
Total current assets	45,926	38,019
Property, equipment and leasehold improvements, net	110,690	103,917
Goodwill	12,917	12,917
Intangible and other non-current assets, net	17,270	17,412
Total assets	$186,803	$172,265

Current liabilities:
Accounts payable	$18,026	$16,749
Accrued salaries, wages and payroll taxes	5,202	4,938
Refundable deposits	7,759	7,774
Other accrued expenses	1,870	1,685
Current portion of long-term debt and capital lease obligations	1,130	491
Total current liabilities	33,987	31,637
Long-term debt and capital lease obligations, net of current portion	18,493	11,088
Other long-term liabilities	19,868	18,347
Total common shareholders' equity	114,455	111,193
Total liabilities and common shareholders' equity	$186,803	$172,265

Craft Brew Alliance, Inc.
Condensed Consolidated Statements of Cash Flows
(In thousands)
(Unaudited)

	Three Months Ended March 31,
	2015	2014

Cash Flows From Operating Activities:
Net loss	$(1,163)	$(201)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	2,288	2,096
Loss on sale or disposal of Property, equipment and leasehold improvements	215	23
Deferred income taxes	(757)	(326)
Other, including stock-based compensation and excess tax benefit from employee stock plans	140	(215)
Changes in operating assets and liabilities:
Accounts receivable	(2,449)	336
Inventories	(4,491)	(1,353)
Other current assets	9	(645)
Accounts payable and other accrued expenses	4,409	2,228
Accrued salaries, wages and payroll taxes	88	322
Refundable deposits	(149)	268
Net cash provided by (used in) operating activities	(1,860)	2,533

Cash Flows from Investing Activities:
Expenditures for property, equipment and leasehold improvements	(3,228)	(2,352)
Proceeds from sale of property, equipment and leasehold improvements	385	-
Net cash used in investing activities	(2,843)	(2,352)

Cash Flows from Financing Activities:
Principal payments on debt and capital lease obligations	(122)	(152)
Net borrowings under revolving line of credit	4,900	-
Proceeds from issuances of common stock	-	46
Excess tax benefit from employee stock plans	-	93
Net cash provided by (used in) financing activities	4,778	(13)
Increase in cash and cash equivalents	75	168
Cash and cash equivalents, beginning of period	981	2,726
Cash and cash equivalents, end of period	$1,056	$2,894

Craft Brew Alliance, Inc.
Select Financial Information on a Trailing Twelve Month Basis
(In thousands, except per share amounts and shipments)
(Unaudited)

	Twelve Months Ended March 31,
	2015	2014	Change		% Change

Net sales	$197,905	$186,397	$11,508		6.2%

Gross profit	$58,032	$53,158	$4,874		9.2%
As percentage of net sales	29.3%	28.5%	80	bps

Selling, general and administrative expenses	53,891	46,763	7,128		15.2%
Operating income	$4,141	$6,395	$(2,254)		(35.2)%

Net income	$2,155	$3,532	$(1,377)		(39.0)%

Basic and diluted net income per share	$0.11	$0.19	$(0.08)		(42.1)%

Total shipments (in barrels):
Core Brands	776,800	750,300	26,500		3.5%
Contract Brewing	38,300	33,400	4,900		14.7%
Total shipments	815,100	783,700	31,400		4.0%

Change in depletions (1)	5%	11%

(1)	Change in depletions reflects the period-over-period change in barrel volume sales of beer by wholesalers to retailers.

Supplemental Disclosures Regarding Non-GAAP Financial Information

Craft Brew Alliance, Inc.
Reconciliation of Adjusted EBITDA to Net Loss
(In thousands)
(Unaudited)

	Three Months Ended March 31,
	2015	2014

Net loss	$(1,163)	$(201)
Interest expense	121	101
Income tax benefit	(743)	(128)
Depreciation expense	2,227	2,036
Amortization expense	61	60
Stock-based compensation	321	171
Loss on disposal of assets	215	23
Adjusted EBITDA	$1,039	$2,062

The Company has presented Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”) in these tables to provide investors with additional information to evaluate our operating performance on an ongoing basis using criteria that are used by the Company’s management. The Company defines Adjusted EBITDA as net earnings (loss) before interest, income taxes, depreciation and amortization, stock compensation and other non-cash charges, including net gain or loss on disposal of property, plant and equipment. The Company uses Adjusted EBITDA, among other measures, to evaluate operating performance, to plan and forecast future periods’ operating performance, and as an incentive compensation target for certain management personnel.

As Adjusted EBITDA is not a measure of operating performance or liquidity calculated in accordance with generally accepted accounting principles in the United States of America (“GAAP”), this measure should not be considered in isolation of, or as a substitute for, net income (loss) as an indicator of operating performance, or net cash provided by operating activities as an indicator of liquidity. The use of Adjusted EBITDA instead of net income (loss) has limitations as an analytical tool, including the inability to determine profitability; the exclusion of interest expense and associated cash requirements, given the level of the Company’s indebtedness; and the exclusion of depreciation and amortization which represent significant and unavoidable operating costs, given the capital expenditures needed to maintain the Company’s operations. We compensate for these limitations by relying on GAAP results. Our computation of Adjusted EBITDA may differ from similarly titled measures used by other companies. As Adjusted EBITDA excludes certain financial information compared with net income (loss) and net cash provided by operating activities, the most directly comparable GAAP financial measures, users of this financial information should consider the types of events and transactions which are excluded. The table above shows a reconciliation of Adjusted EBITDA to net income (loss).